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                              April 28, 2022

       Hari Krishnan
       Chief Executive Officer
       PropertyGuru Group Ltd
       Paya Lebar Quarter 1
       Paya Lebar Link
       #12-01/04
       Singapore 408533

                                                        Re: PropertyGuru Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 14,
2022
                                                            File No. 333-264294

       Dear Mr. Krishnan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover page

   1. For each of the shares or warrants being registered for resale, please revise the cover page to disclose the price
that the selling securityholders paid for such securities or warrants overlying such
securities.
 Hari Krishnan
FirstName   LastNameHari
PropertyGuru   Group Ltd Krishnan
Comapany
April       NamePropertyGuru Group Ltd
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
2. Please revise the cover page to disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. It appears that certain of the securities being registered for resale were purchased by the corresponding selling securityholders for prices considerably below the current market price of the ordinary shares. Please revise the cover page to highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Additionally, discuss the significant negative impact sales of such securities on this registration statement could have on the public trading price of the ordinary shares.
Risk Factors
Certain existing shareholders purchased securities in the Company at a price below the current trading price..., page 33

4. Please revise your disclosure regarding the price at which the Selling Securityholders purchased their securities so that investors can understand the effective purchase price per ordinary share and warrant in US dollars. For example, with respect to the PropertyGuru
         Pte. Ltd. shares and warrants purchased by Selling Securityholders before the business combination, disclose the effective purchase price based on the corresponding ordinary shares and warrants they received in the company in connection with the business combination.
Future resales of our ordinary shares by our shareholders may cause the market price of our ordinary shares to drop significantly..., page 36

5. This risk factor heading refers to "[f]uture" resales of your ordinary shares by shareholders generally. Please update this heading given that this prospectus is facilitating the resale of 91.7% of your ordinary shares issued and outstanding.
6. Please clarify which Selling Securityholders are restricted from selling their ordinary shares under the PropertyGuru Shareholder Support Agreement and the Sponsor Support
         Agreement.
 Hari Krishnan
FirstName   LastNameHari
PropertyGuru   Group Ltd Krishnan
Comapany
April       NamePropertyGuru Group Ltd
       28, 2022
April 328, 2022 Page 3
Page
FirstName LastName
7. To provide context, please disclose the current trading price of the company's ordinary's shares and indicate that, even though the current trading price is below the SPAC IPO price of $10 per share, the private investors have an incentive to sell because they will still profit on many sales because they purchased certain shares at a lower price than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

8. Please revise your MD&A overview to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the TPG Investor Entities, the KKR Investor, REA Asia Holding
         Co. Pty Ltd and Bridgetown 2 LLC, collectively beneficial owners of over 91% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Liquidity and Capital Resources, page 64

9. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
General

10. Revise your prospectus to disclose the price that each Selling Securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their ordinary shares and warrants, and the price that the public securityholders acquired their shares.
         Disclose that while the Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling
         Securityholders will earn based on the current trading price.
 Hari Krishnan
FirstName   LastNameHari
PropertyGuru   Group Ltd Krishnan
Comapany
April       NamePropertyGuru Group Ltd
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Sharon Lau